Griffin Capital Essential Asset REIT, Inc.

1520 E. Grand Avenue

El Segundo, CA 90245

December 10, 2020

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Griffin Capital Essential Asset REIT, Inc.

Registration Statement on Form S-4 (File No. 333-250962)

Request for Acceleration of Effective Date

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Griffin Capital Essential Asset REIT, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on December 11, 2020, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Stacey McEvoy of Hogan Lovells US LLP at (202) 637-5876.

[Signature page follows]

Sincerely,

Griffin Capital Essential Asset REIT, Inc.

By:	/s/ Howard S. Hirsch
Howard S. Hirsch
Chief Legal Officer and Secretary